Exhibit 99.27

PyroGenesis Comments on Recent Trading Activity;

Provides Military Update.

MONTREAL, Quebec (GlobeNewswire – July 9th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, issues this press release in response to recent trading activity in its shares, and sudden decline in its stock price.

The Company does not usually opine on stock price and trading activity, however, given the recent decline, and inquiries from investors, the Company confirms the following:

Everything material has been disclosed by the Company in either its press releases or financial reports. PyroGenesis further confirms that none of the contracts press released are at risk. Last but not least, the Company wishes to reassure PyroGenesis’ shareholders that we remain on track with our current and prospective projects.

Of note, further to previous announcements, the Company is pleased to confirm that all terms and conditions for two PyroGenesis waste destruction systems, for the US Navy’s two-ship build, have been agreed to for approx. $11.5M. The formal agreement is expected to be signed within the next 2-3 weeks, and includes a first payment (“Down Payment”) of approx. $4M. This project should be completed within 18 months. With this additional contract in hand, the resulting backlog is expected to be in excess of $40M.

“Investors can take comfort from the fact that PyroGenesis has never been on more solid ground,” said Mr. P. Peter Pascali, CEO and President of PyroGenesis. “The backlog is increasing to record levels, the pipeline is growing exponentially, and our balance sheet has been cleaned up with unexpected cash flow being generated from the early conversion of warrants. In fact, since April, PyroGenesis has been an active purchaser of over one million of its shares in the market. There is nothing, with respect to PyroGenesis’ business, that has changed to justify the sudden decline in the stock price over the past 24 hours. In short, investors can rest assured that the future has never looked better.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/